SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


FORM 11-K

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001

         or

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from ____________ to ____________

Commission File Number:  0-795

       A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            BADGER PAPER MILLS, INC.
                PROFIT SHARING PLAN AND TRUST FOR UNION EMPLOYEES

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BADGER PAPER MILLS, INC.
                              200 West Front Street
                            Peshtigo, Wisconsin 54157

REQUIRED INFORMATION

       The following financial statements and schedules of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Financial statements and report of independent certified public accountants

Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees

December 31, 2001 and 2000

                                 C O N T E N T S



                                                                           Page
Report Of Independent Certified Public Accountants                           5

Financial Statements

     Statements Of Net Assets Available For Benefits                         6

     Statements Of Changes In Net Assets Available For Benefits              7

     Notes To Financial Statements                                           8

Supplementary Information

     Report Of Independent Certified Public Accountants

       On Supplementary Information                                         14

     Schedule H, Line 4(i) - Schedule Of Assets Held At End Of Year         15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Trust Administrative Committee
Badger Paper Mills, Inc. Profit Sharing Plan and Trust For Union Employees


We have audited the accompanying statements of net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Grant Thornton LLP

Appleton, Wisconsin
May 21, 2002

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,



                       ASSETS                  2001                  2000
                                       -------------------   -------------------

Investments, at fair value
     Common trust funds                 $      11,049,177     $       5,808,877
     Mutual funds                              20,109,670            29,036,883
     Common stock                                  62,114                23,059
                                       -------------------   -------------------
                                               31,220,961            34,868,819

Employer contributions receivable                 445,451               310,133

Accrued income                                         29                     5
                                       -------------------   -------------------

     Total assets                              31,666,441            35,178,957
                                       -------------------   -------------------

                 LIABILITIES

Miscellaneous payable                              30,636                 9,364
                                       -------------------   -------------------

     Total liabilities                             30,636                 9,364
                                       -------------------   -------------------

NET ASSETS AVAILABLE FOR BENEFITS       $      31,635,805     $      35,169,593
                                       ===================   ===================



The accompanying notes are an integral part of these statements.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             Year ended December 31,

                                                                                    2001                   2000
                                                                             -------------------    -------------------
Additions to net assets available for benefits:
     Investment income:
         Interest income and dividends                                        $       184,104        $       368,536

     Contributions
         Employee contributions                                                       488,958                532,572
         Employer contributions                                                       445,451                310,133
                                                                             -------------------    -------------------
                                                                                      934,409                842,705
                                                                             -------------------    -------------------

              Total additions                                                       1,118,513              1,211,241
                                                                             -------------------    -------------------

Deductions from net assets available for benefits:
     Net depreciation in fair value of investments                                  2,344,550              1,408,584
     Benefits paid to participants                                                  2,147,836              2,201,477
     Trust and other fees                                                              34,075                 32,712
                                                                             -------------------    -------------------

              Total deductions                                                      4,526,461              3,642,773
                                                                             -------------------    -------------------

DECREASE IN NET ASSETS                                                             (3,407,948)            (2,431,532)
   AVAILABLE FOR BENEFITS

Net assets available for benefits:
     Beginning of year                                                             35,169,593             37,644,812
     Transfer to Badger Paper Mills, Inc. Profit Sharing
         Plan and Trust for Non-Union Employees                                      (125,840)               (43,687)
                                                                             -------------------    -------------------

              Net assets available for benefits at end of year                $    31,635,805        $    35,169,593
                                                                             ===================    ===================




The accompanying notes are an integral part of these statements.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



NOTE A - PLAN DESCRIPTION

     The following brief description of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1.       General

     The Plan is a defined contribution pension plan that covers substantially all union employees of Badger Paper Mills, Inc. (the "Company") at the Paper Products division that have attained the age of 18. Employees who have completed at least ninety days of service with the company are eligible to make 401(K) contributions. Employees are eligible to receive an allocation of the company's contribution after the completion of one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation.

2.       Contributions

     The company contributes to the Plan each year under the addition of two methods. In the first method, the company contributes the greater of (1) 25% of its adjusted net income, as defined in the Plan, for the year, (2) 25% of its adjusted net income, as defined in the Plan, for the year, calculated solely with reference to the Paper Product division or (3) 4% of the total compensation paid to Plan participants during the year plus 4% of the excess compensation over the social security wage base. Under the second method, the Company contributes to the Plan an additional contribution of one percent bonus for each three percent EBIT the Company earns, up to a maximum contribution of 6% at 15% EBIT. The percent EBIT is calculated by dividing the earnings before interest and taxes by net sales. The EBIT calculation will be determined by Paper Products sales and earnings and will not include the Badger Flexible Packaging Division's numbers. The maximum contribution to the profit sharing accounts on a yearly basis is 10% in total.

     A cash or deferred arrangement plan, known as CODA, as authorized by
     Section 401(k) of the Internal Revenue Code (IRC), allows employees to defer a portion of their compensation up to the applicable IRC limits by having it contributed by the Company to their individual account in the Plan.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000



NOTE A - PLAN DESCRIPTION - Continued

3.       Vesting

     Participants are at all times fully vested in the value of their accounts attributable to their voluntary contributions.

     In 2001 and 2000, participants become 20% vested in the Company's profit sharing contribution following three years of service and are additionally vested at 20% for each year of additional service up to seven years of service, at which time participants are fully vested. Upon death, disability or retirement, participants are automatically 100% vested regardless of years of service.

     Effective January 1, 2002, vesting is in accordance with the following graduated vesting schedule:

              Years of service                 Nonforfeitable percentage
              ----------------                 -------------------------
              Less than 1                                  0%
              1                                           33
              2                                           66
              3 or more                                  100

4.       Benefits

     On termination of service due to death, disability or retirement, the participant or beneficiary is entitled to receive the full value of the participant's account. Upon a participant's termination from employment with the Company for a reason other than death, disability or retirement, the participant is entitled to the vested balance in their account.

     The method of distribution for account balances exceeding $5,000 will be determined by an election made by the Plan participant. The methods available are lump sum, direct rollover, installment payments or part installments and lump sum. The standard method for account balances less than $5,000 is lump sum payments.

5.       Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become fully vested upon termination of the Plan.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000


NOTE A - PLAN DESCRIPTION - Continued

6.       Participant Accounts

     Each participant's account is credited with the participant's contribution, an allocation of the Company's profit sharing contribution, Plan earnings and forfeitures of terminated participants' nonvested accounts. The participants share in the Company's contributions and forfeitures on the basis of allocated shares. Shares are determined through a formula based upon each participant's earnings and number of years of service with the Company.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing plans.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.       Use of Estimates

     In preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2.       Basis of Accounting

     The financial statements of the Plan are prepared on an accrual basis.

3.       Valuation of Investments

     The Plan's investments are held by Wells Fargo Bank Minnesota, N.A. (the "Trustee"). Plan investments are stated at market value as reported by the Plan Trustee.

     Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in mutual funds are stated at a value based upon the per unit allocation of the funds' net assets, stated at fair value on the last business day of the year.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000



NOTE C - INVESTMENTS

     The following schedule presents the investments held by the Trustee in each fund at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                      2001                  2000
                                                 -----------------    ----------------
    Common Trust Funds:
    Wells Fargo Stable Return Fund                $   10,668,891      $    5,575,211
    Other                                                380,286             233,666

    Mutual Funds:
    Wells Fargo Growth Balanced Fund                   5,927,723           7,879,403
    Wells Fargo Growth Equity Fund                     2,905,872           4,721,807
    Wells Fargo Diversified Equity Fund                2,916,188           4,489,943
    Janus Overseas Fund                                  933,882           2,631,883
    Wells Fargo Large Company Growth Fund              1,937,666           3,078,149
    Wells Fargo Small Cap Opportunities Fund           3,902,583           4,749,986
    Other                                              1,585,756           1,485,712

    Other                                                 62,114              23,059
                                                 ----------------    -----------------

                                                  $   31,220,961      $   34,868,819
                                                 ================    =================

     The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows for the years ended December 31,

                                        2001                      2000
                                 --------------------     ---------------------

    Common trust funds            $          456,735       $         312,314
    Mutual funds                          (2,810,212)             (1,697,220)
    Common stock                               8,927                 (23,678)
                                 --------------------     ---------------------

                                  $       (2,344,550)      $      (1,408,584)
                                 ====================     =====================

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000



NOTE D - ADMINISTRATIVE EXPENSES

     All administrative expenses in connection with the operation of the Plan are paid from Plan earnings.


NOTE E - INCOME TAX STATUS

     The Plan obtained its latest determination letter on February 25, 1999, in which the Internal Revenue Service stated that the Plan was designed in accordance with applicable requirements of the IRC. Since receiving the determination letter, the Plan has been amended. However, the plan administrator and the Plan's tax counsel believe that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE F - RECLASSIFICATIONS

     Certain reclassifications have been made to the 2000 balances to conform to the presentation adopted in the current fiscal year.

                            SUPPLEMENTARY INFORMATION

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION



Trust Administrative Committee
Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2001 and 2000 and for the years then ended, which are presented in the preceding section of this report. The supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Grant Thornton LLP


Appleton, Wisconsin
May 21, 2002

                               Badger Paper Mills, Inc.
                       Profit Sharing Plan and Trust for Union Employees

                  SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD AT END OF YEAR

                             Employer ID # 39-0143840 - Plan # 001

                                December 31, 2001
                                                         (c) Description of investment
                                                            including maturity date,
                (b) Identity of issuer, borrower,         rate of interest, collateral,
   (a)              lessor or similar party                   par or maturity value               (e) Current value
----------     -------------------------------------    ------------------------------------     --------------------

    *          Wells Fargo Bank, N.A.                    Stable Return Fund                           $   10,668,891
                                                         Short-Term Investment Fund                           35,831
                                                         S & P 500 Collective Fund                           344,455
                                                                                                      --------------
                                                                                                          11,049,177

    *          Wells Fargo Bank, N.A.                    Growth Balanced Fund                              5,927,723
                                                         Growth Equity Fund                                2,905,872
                                                         Large Company Growth Fund                         1,937,666
                                                         Strategic Income Fund                             1,417,914
                                                         Diversified Equity Fund                           2,916,188
                                                         Small Cap Opportunities Fund                      3,902,583

    *          Janus                                     Overseas Fund                                       933,882
    *          MSIF Trust                                Mid Cap Growth Portfolio Fund                       167,842
                                                                                                      --------------
                                                                                                          20,109,670

    *          Badger Paper Mills, Inc.                  Common Stock                                         62,114
                                                                                                      --------------

                                                                                                      $   31,220,961


* Indicates party-in-interest investment.


                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Trust Committee for Union Employees, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peshtigo, and State of Wisconsin, on this 26th day of June, 2002.

                                            BADGER PAPER MILLS, INC. PROFIT
                                            SHARING PLAN AND TRUST FOR UNION
                                            EMPLOYEES



                                            By: /s/  Michael J. Bekes
                                               ---------------------------------
                                                Michael J. Bekes



                                            By: /s/  Michael E. Staffeldt
                                               ---------------------------------
                                                Michael E. Staffeldt



                                            By: /s/  Kenneth W. Berman
                                               ---------------------------------
                                                Kenneth W. Berman






       The foregoing persons are all of the members of the Profit Sharing Trust Committee for Union Employees which is the administrator of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees.

EXHIBIT INDEX


BADGER PAPER MILLS, INC.
PROFIT SHARING PLAN AND TRUST FOR UNION EMPLOYEES


FORM 11-K

  Exhibit No.                 Exhibit                            Page No.
  ----------                  -------                            --------

    (23.1)         Consent of Grant Thornton LLP                    18